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                              February 24, 2023

       Daniel Yong Zhang
       Chairman and Chief Executive Officer
       Alibaba Group Holding Ltd
       26/F Tower One, Times Square
       1 Matheson Street, Causeway Bay
       Hong Kong

                                                        Re: Alibaba Group
Holding Ltd
                                                            Form 20-F for
Fiscal Year Ended March 31, 2022
                                                            Response Dated
January 11, 2023
                                                            File No. 001-36614

       Dear Daniel Yong Zhang:

              We have reviewed your January 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 12, 2022 letter.

       Response Dated January 11, 2023

       Risk Factors
       Summary of Risk Factors, page 1

   1. We note your response to comment 6 and reissue in part. We note your revisions in
                                                        Annex B to include
specific cross-references to the more detailed discussion of the risks in the annual report for
bullets one and two. However, please revise to include specific cross-references
(titles and page numbers) for all the risk factors discussed in this portion of the risk factor
summary.
 Daniel Yong Zhang
FirstName LastNameDaniel
Alibaba Group Holding Ltd Yong Zhang
Comapany24,
February  NameAlibaba
            2023       Group Holding Ltd
February
Page 2 24, 2023 Page 2
FirstName LastName
Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection, page 23

2. We note your response to comment 7 and reissue. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your risk factor disclosure to explain in greater detail how you believe this oversight impacts the company and its business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
         In this regard, we note that the revised risk factor continues to generally describe the new or proposed laws and regulations but doesn't evaluate how the company will actually be impacted by the new or proposed laws and regulations. Please revise to clarify and specifically address if you believe you will be subject to a cybersecurity review under these new or proposed laws and regulations. To the extent you do not believe you will be subject to a cybersecurity review, discuss specifically how you came to that conclusion including the specific underlying facts and circumstances which support that determination. For example, the third paragraph discusses operators of critical information infrastructure, network platform operators and data processors but doesn't provide any analysis regarding whether the company will be captured by these new or proposed laws and regulations based upon the company's number of users or the type of data that the company collects. Please revise as applicable so investors can clearly understand how these new or proposed laws and regulations will impact the company and its business and any future offerings.
       Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Daniel Fertig